82-1770

03 DEC 15 AM 7:21

ALTAIR NANOTECHNOLOGIES INC. AND SUBSIDIARIES

Interim Financial Statements

(Expressed in United States Dollars)

(Unaudited)

03045184

Nine Months Ended September 30, 2003

SUPPL

PROCESSED
DEC 22 2003
THOMSON FINANCIAL

dw 12/16

SaltLake-213862.4 0040781-00001

PART I - FINANCIAL INFORMATION

Item 1. Financial Statements

ALTAIR NANOTECHNOLOGIES INC. AND SUBSIDIARIES
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
(Expressed in United States Dollars)
(Unaudited)

	September 30, 2003	December 31, 2002
ASSETS		
Current Assets		
Cash and cash equivalents	$ 1,615,692	$ 244,681
Accounts receivable	17,056	132,859
Other current assets	65,355	22,598
Total current assets	1,698,103	400,138
Property, Plant and Equipment, net	6,825,311	7,349,818
Patents and Related Expenditures, net	1,081,989	1,146,249
Other Assets	18,200	18,200
Total Assets	$ 9,623,603	$ 8,914,405
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Trade accounts payable	$ 335,004	$ 455,246
Accrued liabilities	124,583	149,257
Total current liabilities	459,587	604,503
Note Payable, Long-Term Portion	2,639,666	3,905,040
Commitments and Contingencies (Notes 1, 3, and 4)		
Stockholders' Equity		
Common stock, no par value, unlimited shares authorized; 40,159,921 and 30,244,348 shares issued and outstanding at September 30, 2003 and December 31, 2002	50,480,880	43,787,850
Deficit accumulated during the development stage	(43,956,530)	(39,382,988)
Total Shareholders' Equity	6,524,350	4,404,862
Total Liabilities and Shareholders' Equity	$ 9,623,603	$ 8,914,405

(See Notes to Financial Statements)

ALTAIR NANOTECHNOLOGIES INC. AND SUBSIDIARIES
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS
(Expressed in United States Dollars)
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,		Period April 9, 1973 (date of inception) to September 30,
	2003	2002	2003	2002	2003
Sales	$ 17,318	$ 45,089	$ 42,029	$ 98,760	$ 338,340
Cost of sales	16,706	16,702	32,594	48,028	144,352
Gross Margin	612	28,387	9,435	50,732	193,988
Operating Expenses					
Mineral exploration and development	25,522	132,262	69,403	491,039	6,587,045
Research and development	246,585	146,749	661,766	449,398	4,377,862
Professional services	111,753	105,574	453,319	561,014	3,729,761
General and administrative expenses	584,937	648,571	1,741,825	1,894,785	15,949,622
Depreciation and amortization	220,259	209,903	657,243	781,304	6,172,365
Asset impairment	-	-	-	2,759,956	2,759,956
Total operating expenses	1,189,056	1,243,059	3,583,556	6,937,496	39,576,611
Loss from Operations	1,188,444	1,214,672	3,574,121	6,886,764	39,382,623
Other (Income) Expense:					
Interest expense	141,658	316,676	407,950	913,513	4,943,289
Interest income	(631)	(343)	(1,015)	(1,877)	(816,960)
Loss (gain) on foreign exchange	-	-	-	390	(557,942)
Loss on extinguishment of debt	-	-	-	-	914,667
Gain on forgiveness of debt	-	-	-	-	(795,972)
Loss on redemption of convertible debentures	-	-	-	-	193,256
Total other expense, net	141,027	316,333	406,935	912,026	3,880,338
Net loss	1,329,471	1,531,005	3,981,056	7,798,790	43,262,961
Preferential Warrant Dividend	416,014	48,666	592,486	48,666	693,569
Net Loss Applicable to Shareholders	$ 1,745,485	$ 1,579,671	$ 4,573,542	$ 7,847,456	$ 43,956,530
Loss per common share - Basic and diluted	$ 0.05	$ 0.06	$ 0.13	$ 0.33	$ 4.79
Weighted average shares - Basic and diluted	38,129,702	24,951,065	34,676,028	23,946,170	9,168,215

(See Notes to Financial Statements)

ALTAIR NANOTECHNOLOGIES INC. AND SUBSIDIARIES
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in United States Dollars)
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,		Period April 9, 1973 (date of inception) to September 30,
	2003	2002	2003	2002	2003
Cash flows from exploration activities:					
Net loss	$ (1,329,471)	$ (1,531,005)	$ (3,981,056)	$ (7,798,790)	$ (43,262,961)
Adjustments to reconcile net loss to net cash used in exploration activities:					
Depreciation and amortization	220,259	209,903	657,243	781,304	6,172,365
Shares issued for services	-	25,000	89,298	25,000	392,724
Shares issued for interest	36,278	73,965	133,315	234,950	1,249,350
Issuance of stock options to non-employees	-	162,661	30,256	167,393	3,061,397
Issuance of stock options to employees	33,600	-	33,600	-	111,820
Issuance of stock warrants	-	-	37,065	108,556	961,926
Amortization of discount on note payable	45,660	132,375	134,626	347,554	934,315
Amortization of debt issuance costs	-	36,779	-	257,453	504,567
Asset impairment	-	-	-	2,759,956	2,759,956
Loss on extinguishment of debt	-	-	-	-	914,667
Loss on redemption of convertible debentures	-	-	-	-	193,256
Gain on forgiveness of debt	-	-	-	-	(795,972)
Loss on disposal of fixed assets	-	-	-	-	1,945
Gain on foreign currency translation	-	-	-	-	(559,179)
Deferred financing costs written off	-	-	-	-	515,842
Changes in assets and liabilities (net of effects of acquisition):					
Accounts receivable	(16,520)	(30,297)	115,803	(37,792)	(17,056)
Other current assets	(38,613)	(19,053)	(42,757)	4,612	1,669,243
Other assets	-	73,558	-	71,558	(170,720)
Trade accounts payable	(113,578)	194,820	(120,242)	310,036	220,505
Accrued liabilities	(117,783)	(601,836)	(24,674)	(11,736)	(30,132)
Deferred revenue	-	-	-	(40,972)	-
Net cash used in exploration activities	(1,280,168)	(1,273,130)	(2,937,523)	(2,820,918)	(25,172,142)
Cash flows from investing activities:					
Asset acquisition	-	-	-	-	(9,625,154)
Purchase of property and equipment	(51,083)	(2,362,733)	(68,476)	(2,420,463)	(3,729,901)
Purchase of patents and related expenditures	-	-	-	-	(1,882,187)
Net cash used in investing activities	(51,083)	(2,362,733)	(68,476)	(2,420,463)	(15,237,242)

(continued)

ALTAIR NANOTECHNOLOGIES INC. AND SUBSIDIARIES
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in United States Dollars)
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,		Period April 9, 1973 (date of inception) to September 30,
	2003	2002	2003	2002	2003
Cash flows from financing activities:					
Issuance of common shares for cash, net of issuance costs	$ 1,957,795	$ 1,160,123	$ 4,324,898	$ 2,285,123	$ 25,833,679
Collection of stock subscription receivable	-	-	-	-	561,300
Issuance of shares under Employee Stock Purchase Plan	165,018	74,033	442,230	74,033	534,413
Issuance of convertible debenture	-	-	-	-	5,000,000
Proceeds from exercise of stock options	-	-	98,000	-	2,806,491
Proceeds from exercise of warrants	631,882	-	631,882	300,477	5,549,687
Issuance of related party notes	-	-	-	6,243	174,243
Issuance of notes payable	-	2,433,237	-	2,433,237	19,130,540
Payment of notes payable	(840,000)	-	(1,120,000)	-	(14,663,579)
Payment of related party notes	-	-	-	(149,243)	(174,243)
Payment on capital lease	-	-	-	(2,312)	(27,075)
Purchase of call options	-	-	-	-	(449,442)
Redemption of convertible debentures	-	-	-	-	(2,250,938)
Net cash provided by financing activities	1,914,695	3,667,393	4,377,010	4,947,558	42,025,076
Net increase (decrease) in cash and equivalents	583,444	31,530	1,371,011	(293,823)	1,615,692
Cash and cash equivalents, beginning of period	1,032,248	274,531	244,681	599,884	None
Cash and cash equivalents, end of period	$ 1,615,692	$ 306,061	$ 1,615,692	$ 306,061	$ 1,615,692
Supplemental disclosures:					
Cash paid for interest	$ 3,720	None	$ 84,009	None	
Cash paid for income taxes	None	None	None	None	

(continued)

ALTAIR NANOTECHNOLOGIES INC. AND SUBSIDIARIES
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in United States Dollars)
(Unaudited)

Supplemental schedule of non-cash investing and financing activities:

For the three months ended September 30, 2003:

- In September 2003, we entered an agreement with a shareholder wherein the shareholder agreed to exercise 631,882 warrants that had an exercise price of $1.00 each. In return, we issued the shareholder 631,882 new warrants having an exercise price of $1.75 each. The new warrants have a fair value of $416,014 and have been accounted for as a preferential warrant dividend.

- We issued 13,058 common shares to Doral 18, LLC in payment of $13,711 of principal on our note payable. The conversion of the note resulted in additional interest expense of $34,550.

For the three months ended September 30, 2002:

- We entered into a note payable with BHP with a face amount of $3,000,000. There is no interest due on the note for the first 36 months. As a result, we imputed the interest and reduced the face amount of the note payable by $566,763. The imputed interest expense for the period was $24,786.

For the nine months ended September 30, 2003:

- We issued 695,052 common shares to Doral 18, LLC in payment of $280,000 of principal on our note payable. The conversion of the note resulted in additional interest expense of $133,315.

- On or about June 2, 2003, we repriced warrants, held by a shareholder, for 796,331 common shares. The repriced warrants have an incremental fair value of $176,472 and have been accounted for as a preferential warrant dividend.

- In September 2003, we entered an agreement with a shareholder wherein the shareholder agreed to exercise 631,882 warrants that had an exercise price of $1.00 each. In return, we issued the shareholder 631,882 new warrants having an exercise price of $1.75 each. The new warrants have a fair value of $416,014 and have been accounted for as a preferential warrant dividend.

For the nine months ended September 30, 2002:

- We issued 50,000 common shares in payment of financing fees associated with the Doral 18, LLC 2001 Note. The common shares had a fair value of $76,000 which was recorded as debt issue cost on the balance sheet.

- We entered into a note payable with BHP with a face amount of $3,000,000. There is no interest due on the note for the first 36 months. As a result, we imputed the interest and reduced the face amount of the note payable by $566,763. The imputed interest expense for the period was $24,786.

(concluded)

(See Notes to Financial Statements)

ALTAIR NANOTECHNOLOGIES INC. AND SUBSIDIARIES
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

Note 1. Basis of Preparation of Financial Statements

These unaudited interim financial statements of Altair Nanotechnologies Inc. and its subsidiaries (collectively, "Altair", "we" or the "Company") have been prepared in accordance with the rules and regulations of the United States Securities and Exchange Commission (the "Commission"). Such rules and regulations allow the omission of certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States, so long as the statements are not misleading. In the opinion of Company management, these financial statements and accompanying notes contain all adjustments (consisting of only normal recurring adjustments) necessary to present fairly the financial position and results of operations for the periods shown. These interim financial statements should be read in conjunction with the audited financial statements and notes thereto contained in our Annual Report on Form 10-K for the year ended December 31, 2002, as filed with the Commission on March 17, 2003.

At September 30, 2003, we had cash and cash equivalents of $1,615,692, which is sufficient to fund our basic operations through February 29, 2004. In order to conserve cash, we have reduced our cash expenditures to the extent possible without significantly affecting our development efforts with respect to the titanium processing technology. We will require additional financing early in 2004 in order to provide working capital to fund our day-to-day operations.

Our projected near-term sales of nanoparticle products are minimal and revenues to potentially be derived from licensing of the titanium processing technology and pharmaceutical and other applications of the technology are uncertain. As a result, we expect to generate operating funds through additional private placements of our common stock and warrants to purchase our common stock or other debt or equity securities. As of November 12, 2003, we have no commitments to provide additional financing or to purchase a significant quantity of nanoparticle products. If we are unable to obtain financing on a timely basis, we may be forced to more significantly curtail and, at some point, discontinue operations.

The consolidated financial statements do not include certain adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should we be unable to continue as a going concern. Our continuation as a going concern is dependent upon our ability to generate sufficient cash flow to meet our obligations on a timely basis, to obtain additional financing or refinancing as may be required, to develop commercially viable products and processes, and ultimately to establish successful operations. We are in the process of developing and commercializing our titanium processing technology for use in production of nanoparticle and other products, and for licensing to others. The recoverability of amounts capitalized as property and equipment and patents and related expenditures is dependent upon our ability to successfully develop and commercialize this technology.

The results of operations for the three- and nine-month periods ended September 30, 2003 are not necessarily indicative of the results to be expected for the full year.

Note 2. Summary of Significant Accounting Policies

Net Loss Per Common Share - Basic net loss per common share is calculated by dividing net loss by the weighted average number of common shares outstanding during the period. The existence of stock options, warrants, and convertible securities affects the calculation of loss per share on a fully diluted basis. When a net loss is reported, the number of shares used for basic and diluted net loss per share is the same since the effect of including the additional common stock equivalents would be antidilutive.

Long-Lived Assets - We evaluate the carrying value of long-term assets, including intangibles, when events or circumstance indicate the existence of a possible impairment, based on projected undiscounted cash flows, and recognize impairment when such cash flows will be less than the carrying values. Measurement of the amounts of

impairments, if any, is based upon the difference between carrying value and fair value. Events or circumstances that could indicate the existence of a possible impairment include obsolescence of the technology, an absence of market demand for the product, and/or continuing technology rights protection. Management believes the net carrying amount of long-lived assets will be recovered by future cash flows generated by commercialization of the titanium processing technology.

Deferred Income Taxes - We use the asset and liability approach for financial accounting and reporting for income taxes. Deferred income taxes are provided for temporary differences in the bases of assets and liabilities as reported for financial statement purposes and income tax purposes. We have recorded a valuation allowance against all net deferred tax assets.

Recent Accounting Pronouncements - In June 2001, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 143, *Accounting for Asset Retirement Obligations*, which requires asset retirement obligations to be recognized when they are incurred and displayed as liabilities. SFAS No. 143 is effective for the year ending December 31, 2003. We adopted SFAS No. 143 on January 1, 2003. The impact was not significant on our consolidated financial statements.

In December 2002, the FASB issued SFAS No. 148, *Accounting for Stock-Based Compensation–Transition and Disclosure*. SFAS No. 148 amends SFAS No. 123, *Accounting for Stock-Based Compensation*, to provide alternative methods of transition to SFAS No. 123's fair value method of accounting for stock-based employee compensation. SFAS No. 148 also amends the disclosure provisions of SFAS No. 123 and Accounting Principles Board (APB) Opinion No. 28, *Interim Financial Reporting*, to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. We adopted this statement effective January 1, 2003 but have elected, as permitted under SFAS No. 123, to continue to follow the accounting provisions of APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and to furnish the pro forma disclosures required under SFAS No. 148.

On April 30, 2003, the FASB issued SFAS No. 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities*. SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. The new guidance amends SFAS No. 133 for decisions made as part of the Derivatives Implementation Group ("DIG") process that effectively required amendments to SFAS No. 133, and decisions made in connection with other FASB projects dealing with financial instruments and in connection with implementation issues raised in relation to the application of the definition of a derivative and characteristics of a derivative that contains a financing component that warrants special reporting in the statement of cash flows. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. We do not believe that the adoption of SFAS No. 149 will have an impact on the consolidated financial statements.

SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liability and Equity*, was issued in May 2003. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liability and equity in its statement of financial position. SFAS No. 150 is effective for the Company for new or modified financial instruments beginning June 1, 2003, and for existing instruments beginning August 1, 2003. The adoption of SFAS No. 150 is not expected to have a material impact on the consolidated financial statements.

Stock-Based Compensation - We have elected to follow the accounting provisions of APB Opinion No. 25 and to furnish the pro forma disclosures required under SFAS No. 123. To estimate compensation expense that would be recognized under SFAS 123, we have used the modified Black-Scholes option pricing model. If we had accounted for our stock options using the accounting method prescribed by SFAS 123, our net loss and loss per share would be as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2003	2002	2003	2002
Net loss applicable to shareholders (basic and diluted) as reported	$ 1,745,485	$ 1,579,671	$ 4,573,542	$ 7,847,456
Deduct: stock-based employee compensation expense included in reported net loss, net of related tax effects	33,600	-	33,600	-
Add: total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effect	184,951	33,138	262,948	175,801
Pro forma net loss applicable to shareholders	$ 1,964,036	$ 1,612,809	$ 4,870,090	$ 8,023,257
Loss per common share (basic and diluted):				
As reported	$ 0.05	$ 0.06	$ 0.13	$ 0.33
Pro forma	$ 0.05	$ 0.06	$ 0.14	$ 0.34

Note 3. Common Stock

Common stock transactions during the nine months ended September 30, 2003 were as follows:

	Common Stock	
	Shares	Stated Amount
Balance, December 31, 2002	30,244,348	$ 43,787,850
Shares issued for cash	7,196,783	4,324,898
Stock options issued to employees		33,600
Stock options issued to non-employees		30,256
Shares issued for services	213,102	89,298
Stock warrants issued		37,065
Shares issued under Employee Stock Purchase Plan	761,585	442,230
Shares issued for settlement of debt	695,052	280,000
Shares issued for interest	277,169	133,315
Exercise of stock options	140,000	98,000
Exercise of warrants	631,882	631,882
Preferential warrant dividend		592,486
Balance, September 30, 2003	40,159,921	$ 50,480,880

During the nine months ended September 30, 2003, shares issued for cash consisted of the following transactions:

- On March 31, 2003, we issued 1,750,000 common shares and 1,750,000 warrants in a private placement for cash proceeds of $595,000. The warrants have an exercise price of $1.00 per share and expire in March 2008.
- From April 17 to May 14, 2003, we issued 1,396,898 common shares and 698,450 warrants in a public offering for cash proceeds of $472,103. The warrants have an exercise price of $1.00 per share and expire in April and May 2008.

- On May 20 and May 22, 2003, we issued 2,015,504 common shares and 1,007,753 warrants in private placements for cash proceeds of $1,300,000. The warrants have an exercise price of $1.35 per share and expire in May 2008.
- On July 31, 2003, we issued 891,524 common shares and 445,762 warrants in private placements for cash proceeds of $757,795. The warrants have an exercise price of $1.75 per share and expire in July 2008.
- On September 30, 2003, we issued 1,142,857 common shares and 571,429 warrants in private placements for cash proceeds of $1,200,000. The warrants have an exercise price of $2.00 per share and expire in September 2008.

During the nine months ended September 30, 2003, we issued 213,102 common shares and 51,551 warrants with a value of $89,298 in return for consulting and investor relations services. The warrants have an exercise price of $1.00 per share and expire in May 2008.

Altair has adopted an Employee Stock Purchase Plan ("ESPP") which allows employees to purchase common shares through payroll deductions. During the nine months ended September 30, 2003, a total of 761,585 common shares were issued under the ESPP at prices ranging from $0.33 to $1.39 per share.

In accordance with the terms of our note payable to Doral 18, LLC ("Doral"), a conversion right with respect to $280,000 of principal accrued on March 1, 2003. Effective that date, Doral had the right to convert all or some of the accrued principal into the Company's common shares using a conversion price equal to 70% of the average closing price of our common shares for the five trading days prior to March 1, 2003. Between March 5, 2003 and July 1, 2003, Doral elected to exercise their conversion right with respect to $280,000 of principal and, as a result, we issued to them 972,221 common shares. Of this amount, 695,052 common shares with a fair value of $280,000 relate to the payment of principal against the note. The remaining 277,169 common shares with a fair value of $133,315 represent additional shares issued in accordance with the beneficial conversion feature of the note, and were recorded as additional interest expense.

During the nine months ended September 30, 2003, a total of 140,000 stock options were exercised at $.70 each for net proceeds of $98,000.

On June 2, 2003, we reduced the exercise price of 796,331 outstanding warrants held by a shareholder to $1.00 per share. As a result, we recorded a preferential warrant dividend of $176,472 as of the repricing date. The warrants had been previously issued with exercise prices ranging from $2.50 to $3.50.

On September 12, 2003, a total of 631,882 warrants were exercised at their stated exercise price of $1.00 each, resulting in net proceeds of $631,882. On that same date, a total of 631,882 additional warrants were issued with an exercise price of $1.75. The warrants had a fair value of $416,014 on the date of issue. This amount was recorded as a preferential warrant dividend.

Note 4. Notes Payable

Notes payable consisted of the following at September 30, 2003 and December 31, 2002:

	September 30, 2003	December 31, 2002
Note payable to BHP Minerals International, Inc.	$ 2,639,666	$ 2,505,040
Note payable to Doral 18, LLC	-	1,400,000
Less current portion	-	-
Long-term portion of notes payable	$ 2,639,666	$ 3,905,040

Note 5. Intangible Assets

Our intangible assets consist of patents and related expenditures associated with the titanium processing technology. In accordance with SFAS No. 142, we are amortizing these assets over their useful lives. The amortized intangible asset balance as of September 30, 2003 was:

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Patents and related expenditures	$ 1,517,736	$ (435,747)	$ 1,081,989

The weighted average amortization period for intangible assets is approximately 16.5 years. Amortization expense was $64,260 for the nine months ended September 30, 2003, which represented the amortization relating to the identified intangible assets still required to be amortized under SFAS No. 142. For each of the next five years, amortization expense relating to intangibles will be $85,680 per year. Management believes the net carrying amount of intangible assets will be recovered by future cash flows generated by commercialization of the titanium processing technology.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion summarizes the material changes in our financial condition between December 31, 2002 and September 30, 2003 and the material changes in our results of operations and financial condition between the three- and nine-month periods ended September 30, 2002 and September 30, 2003. This discussion should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations included in the Company's Annual Report on Form 10-K for the year ended December 31, 2002.

Overview

From inception through the end of 1993, our business consisted principally of the exploration of mineral properties for acquisition and exploration. During 1994, our focus changed as we became engaged in the acquisition, development and testing of mineral processing equipment for use in the recovery of fine, heavy mineral particles including gold, titanium, zircon and environmental contaminants.

In 1996, we acquired all patent rights to the Campbell Centrifugal Jig, since modified and renamed the Altair Centrifugal Jig. Since April 1996, we have acquired mineral leaseholds on approximately 8,700 acres of land in Tennessee. A prefeasibility study issued in July 1998 confirmed the existence of heavy minerals and suggests that the property warrants further exploration. Based on the results of these independent studies, we initiated additional feasibility testing, but have since suspended such testing due to a shortage of working capital.

In November 1999, we acquired all patent applications and technology related to a hydrometallurgical process developed by BHP Minerals International, Inc. ("BHP") primarily for the production of titanium dioxide products from titanium bearing ores or concentrates (the "titanium processing technology") and all tangible equipment and other assets (the "titanium processing assets") used by BHP to develop and implement the titanium processing technology.

The titanium processing technology has potential to produce both titanium pigments, which are commercially traded in bulk, and nanoparticles, which are sold on specialty product markets. The titanium processing technology is also being tested, as part of a research program funded by the Department of Defense, in the production of feedstocks for the manufacture of titanium metal. In addition, we have developed a technology that has a potential pharmaceutical application, the production of a new active pharmaceutical ingredient that we call RenaZorb™, for the treatment of hyperphosphatemia (elevated serum phosphate levels) in patients undergoing kidney dialysis. Our research, development and marketing efforts are currently directed toward these four applications of our proprietary technology.

Liquidity and Capital Resources

We generated $42,029 of sales revenues in the first nine months of 2003 but incurred a net loss of $3,981,056. At September 30, 2003, our accumulated deficit was $43,956,530, or an increase of $4,573,542 over the accumulated deficit at December 31, 2002. This increase was due to the net loss for the period plus a preferential warrant dividend of $592,486.

Our cash and short-term investments increased from $244,681 at December 31, 2002 to $1,615,692 at September 30, 2003 due to the receipt of $4,324,898 from the sale of common shares and warrants, receipt of $98,000 from the exercise of stock options, receipt of $631,882 from the exercise of warrants, and the collection of $130,000 of accounts receivable that were outstanding at December 31, 2002. These increases in cash were partially offset by normal cash operating expenditures and the payment of $1,120,000 of principal against the Doral 18, LLC note, which paid the note in full and released the assets pledged as security.

Altair has adopted an Employee Stock Purchase Plan ("ESPP") that allows employees to purchase common shares through payroll deductions. During the nine months ended September 30, 2003, a total of 761,585 common shares were issued under the ESPP, resulting in proceeds of $442,230.

Current and Expected Liquidity. At September 30, 2003, we had cash and cash equivalents of $1,615,692, an amount that would be sufficient to fund our basic operations through February 29, 2004. After that date, we will require additional financing to provide working capital to fund our day-to-day operations. We will also require additional financing to continue our development work on the titanium processing technology and the Tennessee mineral property.

Through the end of fiscal 2004, we expect to generate funds from offerings of our common stock and warrants to purchase our common stock, and additional exercises of outstanding warrants. We also expect to generate revenues from sales of nanoparticle products, fees generated from development and testing services provided to potential licensors of our titanium processing technology and government grant programs for development of nanotechnology applications. As of November 12, 2003, we have no commitments from investors or customers to provide additional financing for periods after November 2003, to purchase titanium dioxide nanoparticles or to license our titanium processing technology.

We also expect to generate revenues by licensing our titanium processing technology, the Altair Hydrochloride Pigment Process (the "AHPP"), specifically the application of our technology for large-scale titanium pigment production. This process may also be licensed to produce customized nanomaterials or to produce feedstock oxides for titanium metal production.

We have submitted proposals to five international minerals and energy resources companies to develop and license the AHPP technology. We have completed initial testing for the first company and submitted a phase-two proposal for the economic evaluation of a demonstration titanium dioxide pigment plant that could be expanded to a full-scale plant with production capabilities of between 10,000-20,000 metric tons of titanium dioxide pigment per year. Altair has been informed that this proposal is under consideration and subject to due diligence evaluation. If the phase-two proposal is accepted in some form, we would expect to generate limited revenues in exchange for the testing and development work associated with the evaluation of a demonstration titanium dioxide plant. A licensing agreement associated with a full-scale plant would be expected to generate significant revenues in the long-term, but significant up-front revenues from such an agreement are unlikely.

We have submitted phased development proposals for the economic evaluation and demonstration of the AHPP technology to the other four minerals and energy resources companies during the first three quarters of 2003. It is anticipated that a license from one or more of these proposals will be awarded in the fourth quarter 2003. A license agreement for regional exclusive use of the pigment technology would include development fees and royalties, but no significant up-front payments. Significant revenues from royalties could result from the development of a full-scale production plant.

With respect to RenaZorb™, testing of this product using animals was initiated in late 2002 and completed in April 2003, with test results indicating that RenaZorb™ has therapeutic potential in animal testing. In April 2003, we hired a consultant to contact pharmaceutical companies that may be interested in doing further testing and negotiating a license agreement. To date, several such companies have expressed an interest in RenaZorb™. We do not expect to be able to enter into a license agreement for RenaZorb™ unless and until our competitor, Shire Pharmaceuticals Group plc, obtains FDA approval for its proposed drug Fosrenol™, which is chemically similar to RenaZorb™. Although we are hopeful that the FDA will approve Fosrenol™ in the near future, we cannot predict when, or if, the FDA will approve Fosrenol™. If Altair is able to enter into a license agreement for RenaZorb™, we are uncertain what the terms of a RenaZorb™ license agreement would be, but pharmaceutical license agreements often involve up front or staged payments, in addition to royalties once the drug is approved by the FDA and marketed. We can provide no assurance that we will enter into such a license agreement or that such license agreement would involve any significant up-front payments.

We also expect to generate revenues through participation in research projects funded by United States government grants. In September 2003, we entered into an agreement with Western Michigan University ("WMU") to provide research services involving a technology used in the detection of chemical, biological and radiological agents. The teaming/research agreement with WMU, funded by the Department of Energy, provides for total payments to Altair of $356,500 over a two-year period. We are also actively pursuing other government grants through joint teaming agreements and government Small Business Innovative Research proposals.

In July 2003 we entered into a memorandum of understanding (the"MOU") with Titanium Metals Corporation ("TIMET") to provide custom oxide feedstocks for a novel, four-year, titanium metal research program funded by the Department of Defense, Defense Advanced Research Projects Agency ("DARPA"). The MOU sets up a relationship under which TIMET and Altair will explore opportunities for collaboration and funding of development work. Although this effort may result in Altair gaining a sub-contract to DARPA and full-member participation in this project, the work done under the MOU itself is not expected to generate significant revenues. The program's goal is to lower the cost of titanium metal and titanium metal alloys to enable a broader market use. DARPA is specifically interested in lowering the cost to provide for a broader use in military applications such as aerospace and weapons systems.

Capital Commitments. On September 15, 2003, we repaid the outstanding balance of our note payable to Doral of $560,000, thereby releasing all of the intellectual property, fixed assets and common stock of Altair Nanomaterials, Inc. that were pledged as security for the note. The following table discloses aggregate information about our contractual obligations including notes payable, mineral lease payments and contractual service agreements, and the periods in which payments are due as of September 30, 2003:

Contractual Obligations	**Total**	**Less Than 1 Year**	**1-3 Years**	**4-5 Years**	**After 5 Years**
Notes Payable	$ 3,000,000*	$ -	$ 600,000	$ 1,200,000	$ 1,200,000
Mineral Leases	1,011,409	165,237	339,510	308,682	197,980
Contractual Service Agreements	542,658	413,491	100,000	29,167	-
Total Contractual Obligations	$ 4,554,067	$ 578,728	$ 1,039,510	$ 1,537,849	$ 1,397,980

* Before discount of $360,334.

Critical Accounting Policies and Estimates

Management based this discussion and analysis of our financial condition and results of operations on our consolidated financial statements. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our critical accounting policies and estimates, including those related to long-lived assets and stock-based compensation. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our consolidated financial statements. These judgments and estimates affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting periods. Changes to these judgments and estimates could adversely affect the Company's future results of operations and cash flows.

- Long-lived assets. Our long-lived assets consist principally of titanium processing assets, the intellectual property (patents and patent applications) associated with it, and a building. At September 30, 2003, the carrying value of these assets was $7,859,585, or 82% of total assets. We evaluate the carrying value of long-lived assets when events or circumstances indicate that an impairment may exist. In our evaluation, we estimate the net undiscounted cash flows expected to be generated by the assets, and recognize impairment when such cash flows will be less than the carrying values. Events or circumstances that could indicate the existence of a possible impairment include obsolescence of the technology, an absence of market demand for the product, and/or the absence of continuing technology rights protection.

- Stock-Based Compensation. We have two stock option plans which provide for the issuance of stock options to employees and service providers. Although Statement of Financial Accounting Standards ("SFAS") No. 123, *Accounting for Stock Based Compensation*, encourages entities to adopt a fair-value-based method of accounting for stock options and similar equity instruments, it also allows an entity to

continue measuring compensation cost for stock-based compensation using the intrinsic-value method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees*. We have elected to follow the accounting provisions of APB Opinion No. 25 and to furnish the pro forma disclosures required under SFAS No. 123, but we also issue warrants and options to non-employees that are recognized as expense when issued in accordance with the provisions of SFAS No. 123. We calculate compensation expense under SFAS No. 123 using a modified Black-Scholes option pricing model. In so doing, we estimate certain key variables used in the model. We believe the estimates we use are appropriate and reasonable.

Results of Operations

Three Months Ended September 30, 2003 Compared to Three Months Ended September 30, 2002

The net loss applicable to shareholders for the quarter ended September 30, 2003, which was the third quarter of our 2003 fiscal year, totaled $1,745,485 ($.05 per share) compared to $1,579,671 ($.06 per share) in the third quarter of 2002. The principal factors contributing to the losses during these periods were the lack of substantial revenue combined with the incurrence of operating expenses.

In the third quarter of 2003, we generated sales revenues of $17,318, of which $811 came from sales of titanium dioxide nanoparticles and $16,507 came from contract research work done under the WMU agreement. In the third quarter of 2002, we generated sales revenues of $45,089, which consisted of $10,739 from sales of titanium dioxide nanoparticles and lithium titanate nanoparticles, $18,000 from a consulting project involving use of the jig to recover titanium dioxide from pigment processing waste and $16,350 from fees earned under a services agreement entered into with a materials company in September 2002.

Gross margin as a percentage of sales was 4% in the third quarter of 2003 versus 63% in the comparable period of 2002. As mentioned in the preceding paragraph, revenues in the third quarter of 2003 included $16,507 (95% of total revenues) earned for research work done under the WMU agreement. This work is being billed at cost with no contribution to margin. However, under the terms of the WMU agreement, we will participate in the ownership of intellectual property rights resulting from the research.

We have significantly reduced our expenditures for mineral exploration and development in order to conserve cash for operating requirements and development of the titanium processing technology. In addition, certain employees who were previously involved in mineral exploration and development have been reassigned to research and development work, primarily titanium pigment process development. Accordingly, mineral exploration and development expenses decreased by $106,740 from $132,262 in the third quarter of 2002 to $25,522 in the third quarter of 2003.

Our research and development ("R&D") efforts in the third quarter of 2003 were directed principally to pharmaceuticals, titanium pigment process development and nanoparticle products. R&D expenses increased by $99,836 from $146,749 in the third quarter of 2002 to $246,585 in the same period of 2003, principally as a result of increased staff time being devoted to these R&D projects with a resulting decrease in time spent on mineral exploration and development activities. We expect our R&D expenses for the remainder of fiscal 2003 to remain at levels higher than those of fiscal 2002.

Professional services, which consist principally of legal, consulting and audit expenses, increased by $6,179 from $105,574 during the third quarter of 2002 to $111,753 in the third quarter of 2003. The increase is attributable to legal expenses for patent work associated with the titanium processing technology.

General and administrative expenses decreased by $63,634 from $648,571 in third quarter of 2002 to $584,937 in the same period of 2003. Stock options and warrants expense decreased by $116,000, from $149,000 in the third quarter of 2002 to $33,000 in the third quarter of 2003, as a result of a decrease in the number of stock options granted. Sample costs decreased by $38,000 as more effort was placed into development projects and less into sample preparation. Technical operating costs such as laboratory supplies and small tools decreased by $8,000 as a result of our efforts to reduce expenditures. Rents decreased by $34,000, from $35,000 in the third quarter of 2002 to $1,000 in the third quarter of 2003, due to our purchase, in August 2002, of the 204 Edison Way building that was previously leased. However, this decrease was offset by an increase in property taxes, utilities and maintenance for the Edison Way building of $40,000, from $3,000 in the third quarter of 2002 to $43,000 in the third quarter of

2003. Salaries and payroll overheads increased by $63,000, from $207,000 in the third quarter of 2002 to $270,000 in the third quarter of 2003, as a result of increased employee insurance costs, expenses associated with the employee stock purchase plan and a shift in executive time from mineral exploration and development to general and administrative. In addition, general insurance expense increased by $9,000 and equipment maintenance expense increased by $11,000.

Depreciation and amortization expense increased by $10,356, from $209,903 in the third quarter of 2002 to $220,259 in the third quarter of 2003. The increase is attributable to depreciation on the Edison Way building acquired in August 2002 and equipment additions.

Interest expense decreased by $175,018, from $316,676 in the third quarter of 2002 to $141,658 in the third quarter of 2003. The decrease is due to the payoff of our note payable to Doral 18, LLC (the "Doral Note") in September 2003, and the effect of an amendment of the Doral Note in November 2002 which, among other things, reduced the balance from $2,000,000 to $1,400,000. The accounting guidance provided by EITF 96-19, *Debtor's Accounting for a Modification or Exchange of Debt Instruments*, required that the amended note be recorded at its face amount with no discount, whereas the prior note had been recorded at a discount with subsequent amortization of the discount to interest expense. This elimination of the debt discount expense contributed to the decrease in interest expense from third quarter 2002 to third quarter 2003.

In September 2003, we entered into an agreement with a shareholder wherein the shareholder agreed to exercise 631,882 warrants that had an exercise price of $1.00 each. In return, we issued to the shareholder 631,882 new warrants having an exercise price of $1.75 each. The new warrants have a fair value of $416,014 and were recorded as a preferential warrant dividend.

<u>Nine Months Ended September 30, 2003 Compared to Nine Months Ended September 30, 2002</u>

For the nine months ended September 30, 2003, the net loss applicable to shareholders was $4,573,542 ($.13 per share) compared to $7,847,456 ($.33 per share) for the same period of 2002. Results for the nine months ended September 30, 2002 were significantly affected by an asset impairment of $2,759,956 recorded in June 2002.

During the nine months ended September 30, 2003, sales revenues totaled $42,029. Of this amount, $6,826 came from sales of titanium dioxide nanoparticles, $18,696 came from fees earned under a services agreement entered into with a materials company in September 2002 and $16,507 came from contract research work done under the WMU agreement. In the nine months ended September 30, 2002, we generated revenues of $98,760. Of that amount, $64,410 came from sales of titanium dioxide nanoparticles, lithium titanate nanoparticles and related products. An additional $18,000 of revenues were earned from a consulting project involving use of the jig to recover titanium dioxide from pigment processing waste. The remaining $16,350 of revenues came from fees earned under the services agreement with the materials company.

As explained above, we have significantly reduced our expenditures for mineral exploration and development and have reassigned certain employees to research and development work. As a result of this, mineral exploration and development expenses for the nine months ended September 30, 2003 decreased by $421,636 to $69,403 from $491,039 for the same period in 2002. In turn, research and development expenses increased by $212,368 from $449,398 in the nine months ended September 30, 2002 to $661,766 in the same period of 2003.

Professional services decreased by $107,695 from $561,014 in the nine months ended September 30, 2002 to $453,319 in the same period of 2003. Consulting expenses, which were incurred primarily for assistance with new financing, decreased from $269,408 in the nine months ended September 30, 2002 to $118,934 during the same period in 2003. This decrease was partially offset by an increase in legal expenses for preparation of financing documents and regulatory filings, and additional patent work.

General and administrative expenses decreased by $152,960 from $1,894,785 during the nine months ended September 30, 2002 to $1,741,825 in the same period of 2003. Stock options and warrants expense decreased by $92,000, from $149,000 in the nine months ended September 30, 2002 to $57,000 in the same period for 2003, as a result of a decrease in the number of stock options granted. Sample costs decreased by $71,000, from $96,000 in the nine months ended September 30, 2002 to $25,000 in the same period for 2003, as more effort was placed into development projects and less into sample preparation. Technical operating costs such as laboratory supplies and small tools decreased by $104,000, from $219,000 in the nine months ended September 30, 2002 to $115,000 in the

same period for 2003, as a result of our efforts to reduce expenditures. General office expenses decreased by $28,000, from $194,000 in the nine months ended September 30, 2002 to $166,000 in the same period for 2003, also as a result of our efforts to reduce expenditures. Shareholder information expenses decreased by $30,000, from $95,000 in the nine months ended September 30, 2002 to $65,000 in the same period for 2003, as the result of efforts to reduce the costs of annual report preparation and the dissemination of news releases. Stock exchange fees decreased by $35,000, from $51,000 in the nine months ended September 30, 2002 to $16,000 in the same period for 2003, principally due to a billing error by Nasdaq that resulted in an over-billing in the second quarter of 2002. This error was corrected in the fourth quarter of 2002. Rents decreased by $165,000, from $172,000 in the nine months ended September 30, 2002 to $7,000 in the same period for 2003, due to our purchase, in August 2002, of the 204 Edison Way building that was previously leased. However, this decrease was partially offset by an increase in property taxes, utilities and maintenance for the Edison Way building of $139,000, from $9,000 in the nine months ended September 30, 2002 to $148,000 in the same period for 2003. Salaries and payroll overheads increased by $136,000, from $678,000 in the nine months ended September 30, 2002 to $814,000 in the same period for 2003, as a result of increased employee insurance costs, expenses associated with the employee stock purchase plan and a shift in executive time from mineral exploration and development to general and administrative. Investor relations expense increased by $74,000, from $70,000 in the nine months ended September 30, 2002 to $144,000 in the same period for 2003, as a result of new investor relations programs initiated during the first nine months of 2003. In addition, general insurance expense increased by $14,000 and equipment maintenance expense increased by $10,000.

Depreciation and amortization expense decreased by $124,061, from $781,304 in the nine months ended September 30, 2002 to $657,243 in the same period of 2003. During the second quarter of 2002, we recorded an asset impairment for the jig assets which reduced their depreciable balance to zero. As a result, depreciation is no longer recorded for these assets and depreciation and amortization expense related to them decreased by $174,000. This decrease was partially offset by an increase in depreciation of $50,000 related to the Edison Way building and equipment additions.

Interest expense decreased by $505,563, from $913,513 in the nine months ended September 30, 2002 to $407,950 in the same period in 2003. The decrease is due to reductions in the principal balance during 2003, with the subsequent payoff of the Doral Note in September 2003, and the effect of an amendment of the Doral Note in November 2002 which, among other things, reduced the balance from $2,000,000 to $1,400,000. The accounting guidance provided by EITF 96-19, *Debtor's Accounting for a Modification or Exchange of Debt Instruments*, required that the amended note be recorded at its face amount with no discount, whereas the prior note had been recorded at a discount with subsequent amortization of the discount to interest expense. This elimination of the debt discount expense contributed to the decrease in interest expense from the nine months ended September 30, 2002 to the nine months ended September 30, 2003.

Preferential warrant dividend increased by $543,820 from $48,666 in the nine months ended September 30, 2002 to $592,486 in the comparable period of 2003. As mentioned above, in September 2003, we issued 631,882 warrants to a shareholder which had a fair value of $416,014 and was recorded as a preferential warrant dividend. This, combined with a repricing of warrants in June 2003 that had a fair value of $176,472, resulted in the increase in preferential warrant dividend.

Recent Business Developments

TIMET

In July 2003 we entered into the MOU with TIMET to provide custom oxide feedstocks for a novel, four-year, titanium metal research program funded by DARPA. The program's goal is to lower the cost of titanium metal and titanium metal alloys to enable a broader market use. DARPA is specifically interested in lowering the cost to provide for a broader use in military applications such as aerospace and weapons systems. Although the MOU does not provide for immediate revenues, we are in discussions with TIMET and DARPA concerning development contracts to provide revenue and offset costs. Our participation in this project is a natural extension of our titanium dioxide processing technology. Key intermediates in the AHPP for making pigment and nano-sized TiO_2 allow the manufacture of porous electrodes that may be highly suitable for use in the titanium metal research program funded by DARPA.

RenaZorb™

RenaZorb™ is our drug candidate for use in phosphate control in kidney dialysis patients. Pre-clinical trials in-vitro testing and animal testing done to date that indicate RenaZorb™ may be effective for use with kidney dialysis patients with end-stage renal disease. We have not, however, conducted human trials using RenaZorb™ or submitted an application to the FDA U.S. Food and Drug Administration ("FDA") seeking approval to market RenaZorb™. During April 2003, we hired a consultant to contact pharmaceutical companies that may be interested in doing further tests and negotiating a license agreement. To date, several such companies have expressed an interest in RenaZorb™, which is a lanthanum-based compound. An alternative lanthanum-based drug candidate, Fosrenol™, produced by Shire Pharmaceuticals Group plc, is currently under review for approval by the FDA. We do not expect to be able to enter into a license agreement unless and until Fosrenol™ obtains FDA approval. Although we are hopeful that the FDA will approve Fosrenol™, we cannot predict when or if the FDA approval will be granted. If we are able to enter into a license agreement, we are uncertain what the terms of the license would be, but pharmaceutical license agreements often involve up-front or staged payments in addition to royalties if FDA approval is obtained and the drug is marketed.

AHPP Technology

We have submitted proposals to five international minerals and energy resources companies to develop and license the AHPP technology. We have completed initial testing for the first company and submitted a phase-two proposal for the economic evaluation of a demonstration titanium dioxide pigment plant that could be expanded to a full-scale plant with production capabilities of between 10,000-20,000 metric tons of titanium dioxide pigment per year. Altair has been informed that this proposal is under consideration and subject to due diligence evaluation. If the phase-two proposal is accepted in some form, we would expect to generate limited revenues in exchange for the testing and development work associated with the evaluation of a demonstration titanium dioxide plant. A licensing agreement associated with a full-scale plant would be expected to generate significant revenues in the long-term, but significant up-front revenues from such an agreement are unlikely.

We have submitted phased development proposals for the economic evaluation and demonstration of the AHPP technology to the other four minerals and energy resources companies during the first three quarters of 2003. It is anticipated that a license from one or more of these proposals will be awarded in the fourth quarter of 2003. A license agreement for regional exclusive use of the pigment technology would include development fees and royalties, but no significant up-front payments. Significant revenues from royalties could result from the development of a full-scale production plant.

Battery Technology

We have developed a proprietary process to manufacture nano-sized lithium titanate spinel for use in lithium ion batteries requiring fast charge and discharge rates and high energy, such as car batteries. Battery prototypes utilizing our nano-sized lithium titanate spinel have been developed by Telcordia Technologies ("Telcordia") and, according to Telcordia, exhibit battery characteristics which significantly exceed Department of Energy ("DOE") standards. The DOE standards, as reported by Telcordia, were established through a cooperative research and development program between the federal government and the United States Council for Automotive Research. To date, we have supplied only sample quantities of lithium titanate spinel to Telcordia and other battery research groups, and we have no contracts for delivery of additional materials. New battery technology and the incorporation of new materials such as lithium titanate spinel may require significantly long lead times for development prior to commercial production. There is no certainty as to when sales of our lithium titanate spinel will reach commercial levels, if ever.

Dental Applications

We have developed a nano-sized zirconium oxide material which may have applications in dental products such as fillings and prosthetic devices. We have recently placed our first samples of this material with developers of non-toxic UV-cured dental materials. Zirconium oxide is not currently used in dental devices, and there is no assurance that future dental applications will prove feasible or economic.

Altair Centrifugal Jig ("ACJ")

In October 2003, we entered into a technology license agreement with Bateman Luxembourg S.A. ("Bateman") for the manufacture, installation and operation of the ACJ. Under the terms of the agreement, Bateman will have exclusive use of the ACJ for specifically identified applications in selected territories throughout the world. Following a six-month trial testing period, Bateman may opt out of the agreement. We will be compensated by Bateman through a licensing fee for each project managed by Bateman that utilizes the ACJ. Compensation is determined by an agreed upon formula and will vary based on the size and scope of the individual projects. We retain the right to use the ACJ for our own projects. The agreement contains certain thresholds which, if not achieved by Bateman, could result in the termination of the agreement at our option. There is no assurance that Bateman will meet these minimum fee requirements or that they will ever utilize the ACJ in their projects or pay fees to Altair. Bateman is not required to pay any fees under the agreement unless and until Bateman begins generating revenue using the ACJ.

Government Sponsored Research

In September 2003, we entered into an agreement with WMU to provide research services involving a technology used in the detection of chemical, biological and radiological agents. The teaming/research agreement with WMU, funded by the DOE, provides for total payments to Altair of $356,500 over a two-year period. We are also actively pursuing other government grants through joint teaming agreements and government Small Business Innovative Research proposals.

Forward-Looking Statements

This Quarterly Report on Form 10-Q (this "Report") contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements can be identified by the use of the forward-looking words "anticipate," "estimate," "project," "likely," "believe," "intend," "expect," or similar words. These statements discuss future expectations, contain projections regarding future developments, operations, or financial conditions, or state other forward-looking information. Statements in this report regarding the ability of the Company to raise working capital necessary to fund our operations, development of the titanium processing technology and assets (including for pharmaceutical use), licensing of the titanium processing technology for pharmaceutical or other uses, development of the centrifugal jig and the Tennessee mineral property, and any future acquisition activities are forward-looking statements. You should keep in mind that all forward-looking statements are based on management's existing beliefs about present and future events outside of management's control and on assumptions that may prove to be incorrect.

Among the key factors that may have a direct bearing on the Company's operating results are various risks and uncertainties including, but not limited to, the following:

- We have not generated any substantial operating revenues and may not ever generate substantial revenues. As shown in the consolidated financial statements for the nine months ended September 30, 2003, we incurred a net loss of $3,981,056 for the nine months ended September 30, 2003, and since the date of inception have incurred cumulative net losses of $43,262,961. These factors, among others, may raise substantial doubt about the Company's ability to continue as a going concern.

- We may not be able to raise sufficient capital to meet future obligations. As described in this Report, we need to raise additional capital in the short-term and in the long-term in order to continue our basic, day-to-day operations and continue development of the titanium processing technology. If we are unable to obtain sufficient capital, we may be unable to meet future obligations or adequately exploit existing or future opportunities, and may be forced to discontinue operations.

- The sale in the open market of recently sold common shares and common shares issuable upon the exercise of options and warrants may place downward pressure on the market price of our common shares. Speculative traders may anticipate the exercise of purchase rights and, in anticipation of a decline in the market price of our common shares, engage in short sales of our common shares. Such short sales could further negatively affect the market price of our common shares.

- In the short run, to the extent we generate any significant revenue, we expect such revenue to come through the licensing of our titanium processing technology, our pharmaceutical technology (i.e. RenaZorb™) and

the application of our technology for large-scale titanium pigment production. With respect to both possible applications, we have conducted, and/or interested parties have conducted, initial testing, and we are in discussions regarding follow up testing that could reasonably lead to a significant license agreement. However, with respect to both possible applications, we have no formal or informal commitments to license our technology and cannot predict when, or if, any significant licensing agreement will be signed. If we are unable to enter into such a license agreement (or otherwise consummate one or more significant licensing, sale or equity transactions), we will be forced to significantly curtail our operations and expenses, and our ability to continue as a going concern will be uncertain.

- Because of our relatively small size and limited resources, we do not plan to use our titanium processing technology for large-scale production of titanium dioxide pigments. As discussed in "Recent Business Developments—AHPP Technology", we have, however, entered into discussions with various minerals and materials companies about licensing our technology to such entities for large-scale production of titanium dioxide pigments. We have not entered into any long-term licensing agreements with respect to the use of our titanium processing technology for large-scale production of titanium dioxide pigments and can provide no assurance that we will be able to enter into any such agreement. Even if we enter into such agreement, we would not receive significant revenues from such license until feasibility testing is complete and, if the results of feasibility testing were negative, would not receive significant revenues at any time.

- In the short run, we also plan to use the titanium processing technology to produce TiO2 nanoparticles and/or to license the technology to others. TiO2 nanoparticles and other products we intend to initially produce with the titanium processing technology, such as nano-sized lithium titanate for use in batteries or other nanoparticles for use in titanium metals, dental applications or detection or radiological agents, generally must be customized for a specific application working in cooperation with manufacturers of products utilizing the nanoparticles and end users. We are still testing and customizing our TiO2 nanoparticle products for various applications and have no agreements with research partners, manufacturers, customers or others under which any such person has agreed to purchase, license or otherwise pay significant fees to Altair with respect to a nanoparticle application of our technology. We may never generate significant revenues producing, or licensing our technology for the production of, TiO2 or other nanoparticles.

- We have not developed a production model of any series of the ACJ. As described in "Recent Business Developments—Altair Centrifugal Jig" above, in October 2003, we entered into a technology license agreement with Bateman for the manufacture, installation and operation of the ACJ. Such agreement permits Bateman to opt out after a six-month testing period. In addition, although the agreement permits Altair to cancel the agreement if certain production and use thresholds are not met, it does not require Bateman to produce or utilize the ACJ. There is no assurance that Bateman will ever utilize the ACJ in their projects or pay fees to Altair. We do not otherwise expect to complete our own testing and development of the ACJ in the near future and have determined to focus most of our limited resources on the titanium processing technology. We may never develop a production model of the ACJ.

- Our capital shortage has also forced us to discontinue development work on the Tennessee mineral property and make only those expenditures that are necessary to maintain the property. If additional capital becomes available, we intend to resume the process of conducting feasibility testing of the Tennessee mineral property. Because we are at an early stage of testing, we are unable to provide any assurance that mining of the Tennessee mineral property is feasible. Our test production at the pilot plant, economic analysis and additional exploration activities may indicate any of the following:

    - that the Tennessee mineral property does not contain heavy minerals of a sufficient quantity, quality or continuity to permit any mining;
    - that production costs exceed anticipated revenues;
    - that end products do not meet market requirements or customer expectations;
    - that there is an insufficient market for products minable from the Tennessee mineral property; or
    - that mining the Tennessee mineral property is otherwise not economically or technically feasible.

In addition to the foregoing, we recommend that you review the risk factors and other cautionary statements contained in the Company's other filings with the Securities and Exchange Commission, including the Company's Annual Report on Form 10-K for the year ended December 31, 2002.

From: "Shereen Dorey" <sdorey@dandr.ca>
To: "Lorne Albaum" <lalbaum@toryryan.com>
Sent: December 01, 2003 11:53 AM
Subject: Re: Ungava

Filed under Project #595143

Shereen

----- Original Message -----
From: Lorne Albaum
To: Shereen Dorey
Sent: December 01, 2003 11:21 AM
Subject: Fw: Ungava

----- Original Message -----
From: Lorne Albaum
To: Shereen Dorey
Sent: Thursday, November 27, 2003 3:15 PM
Subject: Ungava

Please file the attached material change report through SEDAR.

Thank you.

P.S. By what time do filings have to be in so that they appear the next day?

Lorne Albaum